Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 16, 2008 at 3:00 pm

AMER SPORTS INTERIM REPORT WILL BE PUBLISHED ON OCTOBER 28, 2008

Amer Sports Corporation will publish interim report for January–September 2008 on Tuesday, October 28 at 1:00 pm Finnish time. An English-language telephone conference for investors and analysts will be held at 3:00 pm Finnish time. To participate in the conference call, please call +44 (0)20 3003 2666 (UK/international dial-in number). The conference can also be followed from a direct transmission on the internet, at www.amersports.com.

A recorded version will later be available at the same address: replay number +44 (0)20 8196 1998 and access code 6801881 #.

No Press conference will be held at Amer Sports headquarters.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
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www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic, Suunto, Mavic and Arc'teryx. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.